

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

August 18, 2009

<u>Via U.S. Mail</u>

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: **Scorpion Performance, Inc.**
          Amendment No. 7 to Registration Statement on Form 10
          Filed August 7, 2009
          File No. 000-52859

Dear Mr. Stopanio:

       We have completed our review of your Registration Statement on Form 10, as amended on August 7, 2009, and have no further comments at this time.

                                Sincerely,

                                Rolaine S. Bancroft
                                Special Counsel

cc: Myra P. Mahoney, Esq.
        Via facsimile (954) 563-1095